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                                                                      EXHIBIT 2
                                                                 CONFORMED COPY

                            STOCK OPTION AGREEMENT

         STOCK OPTION AGREEMENT dated as of May 12, 1999 between Daniel Industries, Inc., a Delaware corporation (the "COMPANY"), and Emerson Electric Co., a Missouri corporation (the "PURCHASER").

                             W I T N E S S E T H :

         WHEREAS, the Company, EMERSUB LXXIV, Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("SUB"), and the Purchaser are simultaneously with the execution and delivery of this Agreement entering into a Merger Agreement (the "MERGER AGREEMENT") pursuant to which (i) the Purchaser has agreed, upon the terms and subject to the conditions stated therein, to make a tender offer (the "OFFER") for shares of the common stock of the Company at a price per share in cash of $21.25 and (ii) the Company will, upon the terms and subject to the conditions stated therein, merge with Sub; and

         WHEREAS, in order to induce the Purchaser and Sub to enter into the Merger Agreement, the Company has agreed to grant to the Purchaser the Company Stock Option (as hereinafter defined), upon the terms and subject to the conditions set forth herein;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Merger Agreement, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. Grant of Company Stock Option. The Company hereby grants to the Purchaser an irrevocable option (the "COMPANY STOCK OPTION") to purchase for $21.25 per share in cash (the "OPTION PRICE") up to 3,877,035 shares (the shares purchased hereunder being referred to herein as the "SHARES") of its Common Stock, $1.25 par value per share (the "COMMON STOCK"); provided, however, that in no event shall the number of shares of Common Stock for which this Company Stock Option is exercisable exceed 19.9% of the Company's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Company Stock Option. The number of shares of Common Stock that may be received upon the exercise of the Company Stock Option and the Option Price are subject to adjustment as herein set forth.

         2. Exercise of Stock Option. (a) The Purchaser may exercise the Company Stock Option, in whole or in part, at any time or from time to time, following (but not prior to) the occurrence of one of the events set forth in Section



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3(c) hereof, and prior to the termination of the Company Stock Option in accordance with the terms of this Agreement.

         (b) In the event the Purchaser wishes to exercise the Company Stock Option, the Purchaser shall send a written notice to the Company (the "STOCK EXERCISE NOTICE") specifying a date, which shall not be later than 10 business days and not earlier than three business days following the date such notice is given, for the closing of such purchase. Such notice shall specify the number of Shares to be purchased and a place for the closing of the purchase.

         (c) At any time the Company Stock Option is then exercisable pursuant to the terms of Section 2(a) hereof, the Purchaser may elect, in lieu of exercising the Company Stock Option to purchase Shares as provided in Section 2(a) hereof, to send a written notice to the Company (the "CASH EXERCISE NOTICE") specifying a date, not later than 10 business days and not earlier than 3 business days following the date such notice is given, on which date the Company shall pay to the Purchaser an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such portion of the Shares subject to the Company Stock Option as Purchaser shall specify. As used herein "SPREAD" shall mean the excess, if any, over the Option Price of the higher of (x) if applicable, the highest price per share of Common Stock (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or proposed to be paid by any person pursuant to any takeover proposal (as defined in the Merger Agreement) (the "ALTERNATIVE PURCHASE PRICE") or (y) the closing price of the shares of Common Stock on the NYSE Composite Tape on the last trading day immediately prior to the date of the Cash Exercise Notice (the "CLOSING PRICE"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of something other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of its right to receive cash pursuant to this Section 2(c), the obligations of the Company to deliver Shares pursuant to Section 3 shall be terminated with respect to such number of Shares for which the Purchaser shall have elected to be paid the Spread.

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         (d) In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any stock dividend, stock split, recapitalization, merger or other change in the corporate or capital structure of the Company, the number of Shares subject to the Company Stock Option and the Option Price shall be appropriately adjusted to restore the Purchaser to its rights hereunder, including its right to purchase Shares representing 19.9% of the capital stock of the Company entitled to vote generally for the election of the directors of the Company which are issued and outstanding immediately prior to the exercise of the Company Stock Option.

         (e) If the Company shall merge or consolidate with or into any other entity, thereafter upon the exercise of the Company Stock Option, for each Share in respect of which the Company Stock Option is thereafter exercised, the Purchaser shall be entitled to receive the kind and amount of consideration per share it would have received in such merger or consolidation had the Company Stock Option been exercised immediately prior to such merger or consolidation.

         3. Conditions to Delivery of Shares. The Company's obligation to deliver Shares upon exercise of the Company Stock Option is subject only to the conditions that:

         (a) No preliminary or permanent injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction in the United States prohibiting the sale or delivery of the Shares shall be in effect;

         (b) Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT") shall have expired or been terminated and any applicable filings or approvals under foreign antitrust laws shall have been made or obtained and any related waiting periods shall have expired; and

         (c) (i) any person (other than Purchaser or any of its subsidiaries) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any "GROUP" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, shares of Common Stock aggregating 25 percent or more of the then outstanding Common Stock; (ii) in the event (A) at any time during the pendency of the Offer, a takeover proposal (as defined in the Merger Agreement) shall have been made to the Company or any of its subsidiaries or any of its stockholders or any person shall have publicly announced an intention to make a takeover proposal with respect to the Company or any of its subsidiaries, (B) the Offer shall have terminated or expired without the Minimum Tender Condition (as defined in the

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Merger Agreement) being satisfied and (C) within one year after the Offer shall have terminated or expired, either (x) the Company enters into an agreement (which is subsequently consummated, whether before or after the expiration of such one-year period) with any person, other than Purchaser or Sub, with respect to a takeover proposal which provides for (1) transfer or issuance of securities representing more than 50% of the equity or voting interests in the Company, or (2) transfer of assets, securities or ownership interests representing more than 50% of the consolidated assets or earning power of the Company, or (y) any person acquires a majority of the Shares; (iii) the Purchaser or the Company shall have terminated (or shall have the right to terminate) the Merger Agreement pursuant to Section 7.1(c) or (d) or Section 8.2(f) or (g) of the Merger Agreement; or (iv) the Company shall have delivered to Purchaser the written notification pursuant to Section 8.2(e)(i) of the Merger Agreement and Purchaser shall have notified the Company in writing that Purchaser does not intend to match the superior proposal (as defined in the Merger Agreement) referred to in such notification. As used in this Agreement, "PERSON" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

         4. Closing. (a) Any closing hereunder shall take place on the date and at the place specified by the Purchaser in its Stock Exercise Notice or Cash Exercise Notice, as the case may be, or if the conditions set forth in Section 3(a) or (b) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "CLOSING DATE"). On the Closing Date, (i) in the event of a closing pursuant to Section 2(b) hereof, the Company shall deliver to the Purchaser a certificate or certificates, representing the Shares in the denominations designated by the Purchaser in its Stock Exercise Notice and the Purchaser will purchase such Shares from the Company at the price per Share equal to the Option Price or (ii) in the event of a closing pursuant to Section 2(c) hereof, the Company will deliver to the Purchaser cash in an amount determined pursuant to Section 2(c) hereof. Any payment made by the Purchaser to the Company, or by the Company to the Purchaser, pursuant to this Agreement shall be made by certified, cashier's or bank check or, if mutually agreed, by wire transfer of funds to an account designated by the party receiving such funds.

         (b) The certificates representing the Shares shall bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT").

         5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

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         (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby (i) are within the Company's corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) require no action by or in respect of, or filing with, any governmental body, agency or official, except for any filings required to be made under the HSR Act and applicable foreign antitrust laws, (iv) do not contravene, or constitute a default under, any provision of applicable law or regulation or of the certificate of incorporation or by-laws of the Company or of any judgment, injunction, order or decree binding upon the Company or any of its subsidiaries and (v) will not require any consent, approval or notice under and will not conflict with, or result in the breach or termination of any provision of or constitute a default (with or without the giving of notice or the lapse of time or both) under, or allow the acceleration of the performance of, any material obligation of the Company or any of its subsidiaries under, or result in the creation of a lien, charge or encumbrance upon, any of the properties, assets or business of the Company or any of its subsidiaries under any indenture, mortgage, deed of trust, lease, licensing agreement, contract, instrument or other agreement to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective assets or properties is subject or bound. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company.

         (b) Except for any filings required to be made under the HSR Act, the Company has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and at all times from the date hereof until such time as the obligation to deliver Shares upon the exercise of the Company Stock Option terminates, will have reserved for issuance, upon any exercise of the Company Stock Option, the number of Shares subject to the Company Stock Option (less the number of Shares previously issued upon any partial exercise of the Company Stock Option or as to which the Company Stock Option may no longer be exercised). All of the Shares to be issued pursuant to the Company Stock Option are duly authorized and, upon issuance and delivery thereof pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of all claims, liens, charges, encumbrances and security interests, and not subject to any preemptive rights.

         (c) The Company has taken all action so that the entering into of this Agreement, the acquisition of shares of Common Stock hereunder and the other transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Company Rights Agreement (as defined in the

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Merger Agreement) or enable or require the Rights (as defined in the Merger
Agreement) to be exercised, distributed or triggered.

         (d) The representations and warranties of the Company contained in the Merger Agreement are true and correct.

         6. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

         (a) The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. The execution, delivery and performance by the Purchaser of this Agreement are within the Purchaser's corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official, except for any filings required to be made under the HSR Act and applicable foreign antitrust laws, and do not contravene, or constitute a default under, any provision of applicable law or regulation or of the certificate of incorporation or by-laws of the Purchaser or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser.

         (b) The Purchaser will acquire the Shares for investment purposes only and not with a view to any distribution thereof, and will not sell any Shares purchased pursuant to the Company Stock Option except in compliance with the Securities Act.

         (c) The representations and warranties of the Purchaser contained in the Merger Agreement are true and correct.

         7. Further Assurances; Remedies. (a) The Company agrees to execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate or as the Purchaser may reasonably request in order to ensure that the Purchaser receives the full benefits of this Agreement. Prior to the termination of the Company Stock Option, the Company will refrain from taking any action which would have the effect of preventing or disabling the Company from delivering the Shares to the Purchaser upon any exercise of the Company Stock Option or from otherwise performing its obligations under this Agreement.

         (b) The parties agree that the Purchaser would be irreparably damaged if for any reason the Company failed to issue any of the Shares upon exercise of the Company Stock Option or to perform any of its other obligations under this

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Agreement, and that the Purchaser would not have an adequate remedy at law for money damages in such event. Accordingly, the Purchaser shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Company. This provision is without prejudice to any other rights that the Purchaser may have against the Company for any failure to perform its obligations under this Agreement.

         8. HSR Filing; Listing of Shares; Notification of Record Dates. (a) Promptly after the date hereof, and from time to time thereafter if necessary, the Purchaser and the Company shall each file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required pre-merger notification and report forms and other documents and exhibits required to be filed under the HSR Act and applicable foreign antitrust laws, to permit the purchase of the Shares pursuant hereto.

         (b) Subject to the rules and regulations of the New York Stock Exchange, Inc. (the "NYSE"), after the Company Stock Option becomes exercisable hereunder, the Company will promptly file an application to list the Shares on the NYSE and will use its reasonable best efforts to obtain approval of such listing; provided, however, that if the Company is unable to effect such listing on the NYSE by the Closing Date, the Company will nevertheless be obligated to deliver the Shares upon the Closing Date.

         (c) The Company shall give the Purchaser at least ten days' prior written notice before setting the record date for determining the holders of record of shares of Common Stock entitled to notice of, or to vote on, any matter, to receive any dividend or distribution or to participate in any rights offering or other matter, or to receive any other benefit or right, with respect to shares of Common Stock. Further, if the Company Stock Option is exercisable and during such notice period Purchaser elects to exercise the Company Stock Option, in whole or in part, the Company shall defer setting such record date until after the Closing Date in respect of such exercise.

         9. Sales of Shares. (a) At any time prior to the first anniversary of the Closing Date with respect to the first Stock Exercise Notice, the Purchaser shall have the right to sell (the "SALE RIGHT") to the Company all or any, of the Shares acquired upon exercise of the Company Stock Option at the greater of
(i) the Option Price, or (ii) the average of the last sales prices for shares of Common Stock on the five trading days ending five days prior to the date the Purchaser gives written notice of its intention to exercise the Sale Right. If the Purchaser does not exercise the Sale Right prior to such first anniversary, the Sale Right terminates. In the event the Purchaser wishes to exercise the Sale Right, the Purchaser shall send a written notice to the Company specifying a date, not later

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than 10 business days and not earlier than 3 business days following the date such notice is given, for the closing of such sale.

         (b) If at any time after the first anniversary of the Closing Date with respect to the first Stock Exercise Notice, neither the Purchaser nor any other person or group shall have acquired more than 50% of the shares (excluding any Shares owned by Purchaser and its affiliate) of outstanding Common Stock, then the Company shall have the right to purchase all, but not less than all, Shares then owned by the Purchaser and its subsidiaries for a total cash price such that following such purchase the Purchaser's Total Profit (as defined below) is the Maximum Total Profit.

         10. Registration of the Shares. (a) If the Purchaser requests the Company in writing to register under the Securities Act, any of the Shares purchased by the Purchaser hereunder, the Company will use its best efforts to cause the offering of the Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by the Purchaser of the Shares specified in its request (and to keep such registration in effect for a period of at least 90 days), and in connection therewith prepare and file as promptly as reasonably possible (but in no event later than 60 days from receipt of the Purchaser's request) a registration statement under the Securities Act to effect such registration on an appropriate form, which would permit the sale of the Shares by the Purchaser in the manner specified by the Purchaser in its request. The Company shall not be obligated to make effective more than two registration statements pursuant to the foregoing sentence.

         (b) The Company shall notify the Purchaser in writing not less than ten days prior to filing a registration statement under the Securities Act (other than a filing on Form S-4 or S-8) with respect to any Common Stock of the Company's intention so to file. If the Purchaser wishes to have any portion of its Shares included in such registration statement, it shall advise the Company in writing to that effect within five business days following receipt of such notice, and the Company will thereupon include the number of Shares indicated by the Purchaser under such Registration Statement.

         (c) The Company shall pay all fees and expenses in connection with any registration pursuant to this Section other than underwriting discounts and commissions to brokers or dealers and shall indemnify the Purchaser, its affiliates, its officers, directors, agents, other controlling persons and any underwriters retained by the Purchaser in connection with such sale of such Shares in the customary way, and agree to customary contribution provisions with such persons, with respect to claims, damages, losses and liabilities (and any expenses relating thereto) arising (or to which the Purchaser, its affiliates, its officers, directors,

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agents, other controlling persons or underwriters may be subject) in connection with any such offer or sale under the federal securities laws or otherwise, except for information furnished in writing by the Purchaser or its underwriters to the Company. The Purchaser and its underwriters, respectively, shall indemnify the Company to the same extent with respect to information furnished in writing to the Company by the Purchaser and such underwriters.

         11. Termination. The right to exercise the Company Stock Option granted pursuant to this Agreement shall terminate at the earliest of (i) the Effective Time of the Merger (as defined in the Merger Agreement), (ii) if the Company Stock Option is not exercised within one year after termination of the Merger Agreement in accordance with its terms; provided that, if at the time the Merger Agreement is terminated the conditions in Section 3(c)(ii)(A) and
(B) have been satisfied, the Company Stock Option shall not terminate until two years after the termination of the Merger Agreement (the date referred to in clause (ii) being hereinafter referred to as the "TERMINATION DATE"); provided further that, if on the Termination Date the Company Stock Option cannot be exercised or the Shares cannot be delivered to Purchaser upon such exercise because the conditions set forth in Section 3(a) or (b) hereof have not yet been satisfied, the date referred to in clause (ii) shall be extended until thirty days after such impediment to exercise or delivery has been removed.

         12. Profit Limitation. Notwithstanding any other provision of this Agreement or the Merger Agreement, in no event shall the Purchaser's Total Profit (as hereinafter defined) exceed $20,000,000 (the "MAXIMUM TOTAL PROFIT") and, if it otherwise would exceed such amount, the Purchaser shall repay such excess amount to the Company in cash (or the purchase price for purpose of Section 9, as applicable, shall be reduced) so that Purchaser's Total Profit shall not exceed the Maximum Total Profit after taking into account the foregoing actions.

         As used herein, the term "TOTAL PROFIT" shall mean the aggregate amount (before taxes) of the following (i) (x) the amount of cash received by Purchaser pursuant to Section 8.3(a) or (b) of the Merger Agreement and Section 2(c) hereof, less (y) any repayment of such cash to the Company, (ii)(x) the amount received by Purchaser pursuant to the Company's repurchase of Shares pursuant to Section 9 hereof, less (y) the Purchaser's purchase price for such Shares, and (iii) (x) the net cash amounts received by Purchaser pursuant to the sale of Shares (or any other securities into or for which such Shares are converted or exchanged) to any unaffiliated party on arms-length terms, less
(y) the Purchaser's purchase price for such Shares.

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         13. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein or in the Merger Agreement.

         14. Entire Agreement. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions.

         15. Miscellaneous. (a) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

         (b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by delivery in person or by cable, telegram or telex (with copies by registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

         To the Company:

         Daniel Industries, Inc.
         9753 Pine Lake Drive
         Houston, Texas 77055
         Telephone: (713) 467-6000
         Facsimile: (713) 827-4805
         Confirmation: (713) 827-4870
         Attention: R. C. Lassiter
                    Chairman, President and Chief Executive Officer

         with a copy to:

         Daniel Industries, Inc.
         9753 Pine Lake Drive
         Houston, Texas 77055
         Telephone: (713) 467-6000
         Facsimile: (713) 827-4805
         Confirmation: (713) 827-4870
         Attention: Katie-Pat Bowman, Esq.
                    General Counsel

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         with a copy to:

         Fulbright & Jaworski L.L.P.
         1301 McKinney, Suite 5100
         Houston, Texas 77010-3095
         Telephone: (713) 651-5151
         Facsimile: (713) 651-5246
         Confirmation: (713) 651-5496
         Attention: Charles H. Still, Esq.

         To the Purchaser:

         Emerson Electric Co.
         8000 West Florissant Avenue
         St. Louis, Missouri 63136-8506
         Telephone: (314) 553-2000
         Facsimile: (314) 553-3527
         Confirmation: (314) 553-2015
         Attention: Robert M. Cox, Jr.
                    Senior Vice President - Acquisitions and Development

         with a copy to:

         Emerson Electric Co.
         8000 West Florissant Avenue
         St. Louis, Missouri 63136-8506
         Telephone: (314) 553-2000
         Facsimile: (314) 553-3527
         Confirmation: (314) 553-2015
         Attention: W. Wayne Withers
                    Senior Vice President, General Counsel and Secretary

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         with a copy to:

         Davis Polk & Wardwell
         450 Lexington Avenue
         New York, New York 10017
         Telephone: (212) 450-4000
         Facsimile: (212) 450-4800
         Confirmation: (212) 450-4618
         Attention: Phillip R. Mills, Esq.

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

         (c) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         (d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

         (e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         (f) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

         (g) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors and assigns; provided, however, that such successors in interest or assigns shall agree to be bound by the provisions of this Agreement; provided further that no such assignment shall relieve the assignor of its obligations hereunder. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Company or the Purchaser, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

         (h) Survival. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the

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consummation of the transactions contemplated hereby, except as otherwise provided herein.

         (i) Time of the Essence. The parties agree that time shall be of the essence in the performance of obligations hereunder.

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         IN WITNESS WHEREOF, the Company and the Purchaser have caused this
Agreement to be duly executed as of the day and year first above written.

                                       DANIEL INDUSTRIES, INC.



                                       By:         /s/ James M. Tidwell
                                           -------------------------------------
                                           Name: James M. Tidwell
                                           Title: Executive Vice President


                                       EMERSON ELECTRIC CO.



                                       By:          /s/ R. M. Cox, Jr.
                                           -------------------------------------
                                           Name: Robert M. Cox, Jr.
                                           Title: Senior Vice President-
                                                  Acquisitions & Development

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